September 23, 2008
BY EDGAR

Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Comment Letter to M-Wave, Inc. Form 10-KSB for the fiscal year ended December 31, 2007; File No. 000-19944

Dear Ms. Crane,

Thank you for your comment letter dated September 11, 2008.  We have reviewed the letter and have the following responses.  Each response has been numbered to correspond to the number of the applicable comment contained in your September 11 letter.

1.	We have noted your comment and respectfully notifying you that we have filed Amendment Number 1 to our Annual Report for the year ended December 31, 2007 on September 19, 2008.

2.
We have noted your comment and in addition to the amended Annual Report filed on September 19, 2008, will continue to diligently work on further refinements to our internal controls on financial reporting procedures, with the goal to obtain effectiveness, and will continue to update our work in our future periodic filings.

M-Wave, Inc. (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional comments or questions, please do not hesitate to contact me at (630) 562-5550 ext 4720.

Sincerely,

/s/ Jeff Figlewicz

Jeff Figlewicz
Acting Chief Financial Officer